Exhibit 1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)
2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Announces Senior Management Changes
Saskatoon, Saskatchewan, Canada, July 15, 2011 . . . . . . . . . . . . .
Cameco (TSX: CCO; NYSE: CCJ) is pleased to announce the appointment of Grant Isaac as senior vice-president and chief financial officer and Alice Wong as senior vice-president, corporate services, effective July 15, 2011.
Isaac was previously Cameco’s senior vice-president, corporate services. Wong was Cameco’s vice-president, safety, health, environment, quality and regulatory relations. Both will report to president and CEO Tim Gitzel.
“These appointments bring additional talent, energy and experience to Cameco’s senior management team,” said Gitzel. “I expect they will make a significant contribution as we continue to grow the company and address the opportunities and challenges emerging in our industry.”
Isaac was appointed senior vice-president, corporate services in 2009 after serving as dean of the Edwards School of Business at the University of Saskatchewan. He is a graduate of the University of Saskatchewan and has a PhD from the London School of Economics.
Wong has more than 24 years of experience with Cameco, most in the areas of investor, corporate and government relations and marketing. She has a master’s degree in economics and a bachelor of commerce from the University of Saskatchewan.
Isaac replaces O.K. (Kim) Goheen who decided to retire after 14 years with Cameco. He joined the company in 1997 as treasurer and was appointed vice-president in 1999. He was appointed senior vice-president and chief financial officer in 2004. Cameco achieved outstanding financial performance during Goheen’s tenure including four years of record earnings.
Profile
Cameco, with its head office in Saskatoon, Saskatchewan, is one of the world’s largest uranium producers. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
As used in this news release, “Cameco” or the “company” means Cameco Corporation, a Canadian corporation and its subsidiaries and affiliates unless stated otherwise.
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